

AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION 13030609
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Winston Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121-E Reynolda Village
(No. and Street)

Winston-Salem (City) North Carolina (State) 27106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William F. Marshall (336) 761-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Butler & Burke, LLP, CPA's
(Name – *if individual, state last, first, middle name*)

100 Club oaks Court, Suite A (Address) Winston-Salem, (City) North Carolina (State) 27104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM F. MARSHALL, ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST WINSTON SECURITIES, INC., as of DECEMBER 31, 20 12, are true and correct. I further ~~swear~~ (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JO ANN WILLIAMS
NOTARY PUBLIC
1-2-2018

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BUTLER ▪▪ BURKE

CERTIFIED PUBLIC ACCOUNTANTS

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

INDEPENDENT AUDITORS' REPORT

Report on the Financial Statements

We have audited the accompanying statement of financial condition of First Winston Securities, Inc. (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Winston Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 30, 2013

00 CLUB OAKS CT, SUITE A
WINSTON SALEM, NC 27104
ph 336 768 23[illegible]0 f 336 768 8573
WWW.BUTLERANDBURKECPA.COM

FIRST WINSTON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS	
Cash and cash equivalents	$ -
Interest receivable on bonds	16,546
Securities owned:	
State and municipal government obligations	1,602,112
Stocks and warrants	37,540
Property and equipment, net	8,307
Other assets	3,090
TOTAL ASSETS	$ 1,667,595

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Bank overdraft	$ 3,381
Short-term bank loan	352,503
Total Liabilities	355,884
Stockholders' Equity	
Common stock, no par value, 100,000 shares authorized; 2,002 shares issued and outstanding	270,887
Retained earnings	1,040,824
Total Stockholders' Equity	1,311,711
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,667,595

See accompanying notes to financial statements.

FIRST WINSTON SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2012

REVENUE	
Gains on firm securities trading accounts (debt securities)	$ 1,991,635
Other revenue	116,340
Total Revenue	2,107,975
EXPENSES	
Registered representative's compensation	1,411,548
Clerical and administrative employees' expenses	103,583
Salaries and other employment costs for general partners	156,000
Clearance fees	37,902
Communications	92,301
Occupancy and equipment costs	48,468
Interest expense	1,665
Data processing costs	8,387
Regulatory fees and expenses	11,647
Other expenses	133,290
Total Expenses	2,004,791
NET INCOME	$ 103,184

See accompanying notes to financial statements.

FIRST WINSTON SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2012

	Common Stock	Retained Earnings	Total
Balances at January 1, 2012	$ 270,887	$ 937,640	$ 1,208,527
Net Income	-	103,184	103,184
Balances at December 31, 2012	$ 270,887	$ 1,040,824	$ 1,311,711

FIRST WINSTON SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

OPERATING ACTIVITIES	
Net income	$ 103,184
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	2,182
(Increase) decrease in operating assets:	
Securities owned, net	(54,721)
Interest receivable	(7,000)
Other assets	3,648
Net Cash Provided by Operating Activities	47,293
INVESTING ACTIVITIES	
Capital expenditures	(1,619)
Net Cash Used in Investing Activities	(1,619)
FINANCING ACTIVITIES	
Change in bank overdraft	3,381
Payments on secured short term bank loans, net of borrowings	(50,122)
Net Cash Used in Financing Activities	(46,741)
DECREASE IN CASH AND CASH EQUIVALENTS	(1,067)
Cash and Cash Equivalents, Beginning	1,067
Cash and Cash Equivalents, Ending	$ -
SUPPLEMENTAL INFORMATION	
Interest paid	$ 1,665

See accompanying notes to financial statements.

NOTE A: ORGANIZATION AND NATURE OF BUSINESS

First Winston Securities, Inc. is registered as a dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company deals primarily in municipal bonds and performs underwriting services only as a participating underwriter. The Company's customers are generally located in North Carolina.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Securities Transactions

Securities transactions (and related revenues and expenses) are recorded on a settlement date basis, generally the third business day following the trade date.

Securities

Marketable securities owned by the Company are valued at fair market value. Net unrealized gains and losses are reflected in operations. Securities not readily marketable are valued at fair value as determined by management.

Underwriting Service

Underwriting fees or expenses are recognized when the underwriting is completed and the income or expense is reasonably determinable.

Cash and Cash Equivalents

Cash and cash equivalents include all monies in banks and highly liquid investments with original maturity dates of less than three months. These accounts at times may exceed federally insured limits. The Company has not experienced any losses on these accounts and management does not believe it is exposed to any significant credit risk.

Receivables From and Payables to Customers and Dealers

Amounts receivable from and payable to customers and dealers represent the contract amount of securities which have not been received or delivered by the settlement date.

Property and Depreciation

Property is recorded at cost. Depreciation is generally computed using accelerated methods over estimated useful lives of five to seven years.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

Financial assets and liabilities required to be measured on a recurring basis (at least annually) are classified under a three-tier hierarchy. Fair value is the amount that would be received to sell an asset, or paid to settle a liability, in an orderly transaction between market participants at the measurement date.

The classification of assets and liabilities within the hierarchy is based on whether inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources while unobservable inputs reflect estimates about market data. See Note G for assets measured at fair value on a recurring basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated its subsequent events (events occurring after December 31, 2012) through the date of this report, which represents the date the financial statements were available to be issued and determined that all significant events and disclosures are included in the financial statements.

Income Taxes

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the stockholders' personal income tax returns and are taxed based on their personal tax strategies. For the tax years 2008 through 2011, which remain subject to examination by taxing authorities, the Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2012.

NOTE C: PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows at December 31, 2012:

Office furniture and equipment	$ 41,496
Less: accumulated depreciation	(33,189)
	$ 8,307

Depreciation expense for the year ended December 31, 2012 was $2,182.

NOTE D: SHORT TERM BANK LOANS

At December 31, 2012, the Company had an agreement with a bank to borrow funds of up to $10,000,000 as needed on a secured basis to carry inventory and to cover failed transactions. Interest on these loans is charged at the bank's adjusted LIBOR plus 2.5%, but not less than 4.0%. At December 31, 2012, the outstanding loan balance of $352,503 was fully collateralized by the Company's trading inventory. The agreement with the bank expired in January 2013, but was subsequently renewed until similar terms through April 2013.

NOTE E: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts. At December 31, 2012, the Company expected no losses from such open commitments.

NOTE F: LEASES

The Company leases its office space and certain office equipment under noncancellable operating leases expiring through October, 2015. Future minimum lease payments under the terms of these agreements are as follows at December 31, 2012:

2013	$ 27,733
2014	27,743
2015	21,356
	$ 76,832

Rent expense under all leases was $116,410 during the year ended December 31, 2012.

NOTE G: FAIR VALUE MEASUREMENTS

Valuation techniques used to measure fair values are prioritized into the following hierarchy:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE G: FAIR VALUE MEASUREMENTS (CONTINUED)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used by the Company for assets measured at fair value:

- *Securities Owned - Stocks and Warrants:* Valued at the closing price reported on the active market on which the individual securities are traded. These stocks and warrants are generally classified as level 1 in the fair value hierarchy.

- *Securities Owned - Municipal Bonds:* The fair value of municipal bonds is derived using recent trade activity, market price quotations and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. These bonds are generally classified as Level 2 in the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets measured at fair value on a recurring basis as of December 31, 2012:

Assets:	Level 1	Level 2	Level 3	Total
Securities owned				
Stocks and warrants	$ 37,540	$ -	$ -	$ 37,540
Municipal bonds				
North Carolina	-	1,314,725	-	1,314,725
Other	-	287,387	-	287,387
	-	1,602,112	-	1,602,112
Total assets at fair value	$ 37,540	$ 1,602,112	$ -	$ 1,639,652

NOTE H: MINIMUM NET CAPITAL REQUIREMENTS

The Company, as a registered securities broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in any securities transaction when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined by the rule. At December 31, 2012, the Company had net capital of $1,200,861 which exceeded its required net capital of $100,000 and its net capital ratio was 0.0 to 1.

BUTLER :: BURKE
CERTIFIED PUBLIC ACCOUNTANTS

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

We have audited the financial statements of First Winston Securities, Inc. as of and for the year ended December 31, 2012, and have issued our report thereon dated January 30, 2013, which contained an unqualified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 30, 2013

[illegible] CLUB OAKS CT., SUITE A
WINSTON SALEM, NC 27[illegible]04
ph 336 768 2310 f 336 768 8573
WWW.BUTLERANDBURKECPA.COM

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

NET CAPITAL	
Total Stockholders' Equity	$ 1,311,711
Deduct Stockholders' Equity not Allowable for Net Capital	-
Total Stockholders' Equity Qualified for Net Capital	1,311,711
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total Capital and Allowable Subordinated Liabilities	1,311,711
Deductions and/or Charges:	
Nonallowable assets	
Property and equipment, net	(8,307)
Other deductions	(14,100)
Net Capital Before Haircuts on Securities Positions	1,289,304
Haircuts on Securities	
State and municipal government obligations	(82,928)
Stocks and warrants	(5,515)
NET CAPITAL	$ 1,200,861
AGGREGATE INDEBTEDNESS	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Required	$ 100,000
Excess Net Capital	$ 1,100,861
Ratio of Aggregate Indebtedness to Net Capital	0.00 to 1

NOTE: There is no material difference in net capital computed in this report and that reported by the Company in Part II of Form X-17A-5 as of December 31, 2012.

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(A) – "Special Account for the Exclusive Benefit of Customers" maintained.

BUTLER & BURKE

CERTIFIED PUBLIC ACCOUNTANTS

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of First Winston Securities, Inc. (the Company), as of and for the year ended December 31, 2012 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 CLUB OAKS CT, SUITE A
WINSTON SALEM, NC 27104

ph 336 768 2310 fx 336 768 8573

WWW.BUTLERANDBURKECPA.COM

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report in intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 30, 2013